FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of September, 2006

Commission File Number 1-11080

THE ICA CORPORATION
(Translation of registrant's name into English)

Minería No. #145
11800 México D.F.
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.....☒.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...☒...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

PRESS RELEASE

For more information contact:

Ing. Alonso Quintana
(5255) 5272-9991 x3653	in the United States:
alonso.quintana@ica.com.mx	Zemi Communications

Lic. Paloma Grediaga	Daniel Wilson
(5255) 5272-9991 x3664	(212) 689-9560
paloma.grediaga@ica.com.mx	dbmwilson@zemi.com

ICA ANNOUNCES THE SIGNING OF TWO CIVIL CONSTRUCTION
CONTRACTS FOR Ps.1,349.1 MILLION

Mexico City, September 18, 2006 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today the signing of two civil construction contracts for a total of Ps.1,349.1 million.

The Ministry of the Navy awarded ICA the contract for the design, construction, and medical equipment installation of the Naval Hospital for Specialties, in the Coyoacan district of Mexico City. The total contract value is Ps. 977.9 million. The project includes hospital facilities with a total area of 24,100 m2, and two levels of parking with an area of 11,600 m2. The turnkey project has a guaranteed maximum price and will be executed over a period of 570 days.

The second contract is for the construction of section A of the Texcoco—Zaragoza Interchange. The contract for Ps. 371.2 million was awarded to ICA by Mexico City’s General Management Office of Public Works. The project includes the construction of an interchange that will connect the Ignacio Zaragoza road with the Mexico-Puebla toll road, and will also tie in with the Ermita Iztapalapa road. The total length will be 3.8 kilometers and the maximum height will be 25 meters. The project was divided into two sections, and ICA has been assigned the segment from Texcoco to Zaragoza. The unit price, fixed term contract is scheduled to be completed in June 2007.

###

Empresas ICA was founded in 1947. ICA’s principal lines of business are construction and engineering; housing; and infrastructure operations, including airports, toll roads, and municipal services. For more information please visit www.ica.com.mx.

INVESTOR RELATIONS	www.ica.com.mx	1/1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 18, 2006

Empresas ICA, S.A. de C.V.
/s/ JOSE LUIS GUERRERO
Name: Dr. José Luis Guerrero
Title: Vice President, Finance